Exhibit 99.1

LOCAFY LIMITED ACN 136 737 767

NOTICE OF GENERAL MEETING

TIME:	10.00am (AWST) | 9.00pm (EST)

DATE:	Wednesday, 7 December 2022

PLACE:	Locafy Head Office 246 Churchill Avenue Subiaco WA 6008

This Notice of Meeting should be read in its entirety. If you are in doubt as to how you should vote, you should seek advice from your professional advisers prior to voting.

important information

TIME AND PLACE OF MEETING

The General Meeting of the Shareholders of Locafy Limited, to which this Notice of Meeting relates to will be held at 10.00am (WST) on Wednesday, 7 December 2022 at Locafy Head Office, 246 Churchill Avenue, Subiaco WA 6008.

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

Voting can be conducted in three different ways for the upcoming Special Meeting:

1.	As a shareholder you will be receiving a control number that is connected to your personal holdings of Locafy Limited. This control number will give you access to the online voting platform and will entitle you to vote electronically prior to the meeting.

2.	Included with this notice of meeting will be a proxy card/voting instruction card that can be mailed to Computershare to have your votes tabulated.

3.	Vote in person at the meeting being held on 7 December 2022.

If you are unable to attend the General Meeting in person and have a specific question that you would like to submit in advance, contact Gateway Investor Relations at LCFY@gatewayir.com

VOTING ELIGIBILITY

Beneficial holders that hold their shares under a bank or brokerage account will have a record date of 4 November 2022. Beneficial holders that held shares as of that date will be eligible to vote the share balance held on that date.

Registered holders who hold their shares under Computershare were entitled to receive mailed materials as of the 4 November 2022 date. The record date for registered shareholders will be 48 hours prior to the meeting; 7 December 2022 at 10:00am AWST/6 December 2022 9:00pm EST. All votes will be tabulated based off the shares held on this date.

The voting cut off for beneficial holders will be 5 December 2022 at 6:00am (AWST)/4 December 2022 at 5:00pm (EST)

VOTING IN PERSON

To vote in person, attend the General Meeting at the time, date and place set out above.

VOTING BY PROXY

In accordance with section 249L of the Corporations Act, members are advised that:

●	each member has a right to appoint a proxy;

●	the proxy need not be a member of the Company; and

●	a member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Submit proof of your proxy power (“Legal Proxy”) from your broker or bank reflecting your Locafy Limited holdings along with your name and email address to Computershare.

Requests for registration as set forth in (1) above must be labelled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on 2 December 2022 (3 business days in advance of the meeting). You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:	Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail:	Computershare
LOCAFY Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

NOTICE OF GENERAL meeting

Notice is given that the General Meeting of Shareholders will be held at 10.00am (WST) on Wednesday, 7 December 2022 at Locafy Head Office, 246 Churchill Avenue, Subiaco WA 6008.

The Explanatory Statement provides additional information on the matters to be considered at the General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

Terms and abbreviations used in this Notice of Meeting are defined in the Glossary.

BUSINESS OF MEETING - AGENDA

1. RESOLUTION 1 – CONSOLIDATION OF CAPITAL TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK OF ONE NEW SHARE FOR EVERY 20 SHARES OUTSTANDING (THE “SHARE CONSOLIDATION” OR “REVERSE STOCK SPLIT”)

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, pursuant to section 254H of the Corporations Act and for all other purposes, the issued capital of the Company be consolidated on the basis that:

(a)	the existing 20,528,803 Shares are consolidated into 1,026,440 Shares (subject to fractional rounding);

(b)	the existing 1,454,546 Listed Warrants are consolidated into 72,728 Listed Warrants (subject to fractional rounding);

(c)	the existing 87,272 Unlisted Warrants are consolidated into 4,364 Unlisted Warrants (subject to fractional rounding); and

(d)	the existing 2,384,888 Performance Rights are consolidated on a corresponding ratio and consolidated into 119,244 Performance Rights (subject to fractional rounding),

and, where this Consolidation results in a fraction of a Share, Warrant or a Right being held, the Company be authorised to round that fraction up to the nearest whole Share, Warrant or Right (as the case may be).”

Further information in relation to the Resolutions is set out in the Explanatory Statement below.

By order of the Board

Collin Visaggio

Chairman

Dated 10 November 2022

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions which are the subject of the business of the Meeting.

RESOLUTION 1 – CONSOLIDATION OF CAPITAL TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK OF ONE NEW SHARE FOR EVERY 20 SHARES OUTSTANDING (THE “SHARE CONSOLIDATION” OR “REVERSE STOCK SPLIT”)

Background

Resolution 1 seeks Shareholder approval for the Company to undertake a consolidation of capital (Consolidation). If Resolution 1 is passed, the number of:

Shares on issue will be reduced from 20,528,803 to 1,026,440 (subject to rounding);

Listed Warrants on issue will be reduced from 1,454,546 to 72,728 (subject to rounding);

Unlisted Warrants on issue will be reduced from 87,272 to 4,364 (subject to rounding); and

Performance Rights on issue will be reduced from 2,384,888 to 119,244 (subject to rounding).

The purpose of the Consolidation is to implement a more appropriate capital structure for the Company going forward and to comply with the minimum requirements of the Nasdaq Capital Market Financial and Liquidity Requirements.

Legal requirements

Section 254H of the Corporations Act provides that a company may, by resolution passed in a general meeting, convert all or any of its shares into a larger or smaller number.

The number of performance rights must be consolidated in the same ratio as the ordinary capital.

Fractional entitlements

Not all Security Holders will hold that number of Shares or Rights (as the case may be) which can be evenly divided. Where a fractional entitlement occurs, the Company will round that fraction up to the nearest whole Security, as applicable.

Taxation

It is not considered that any taxation implications will exist for Security holders arising from the Consolidation. However, Security holders are advised to seek their own tax advice on the effect of the Consolidation and neither the Company, nor its advisers, accept any responsibility for the individual taxation implications arising from the Consolidation.

Holding statements

The consolidation will commence shortly after the proposal is approved by shareholders, with an effective date of 8 December 2022 (AU)/7 December 2022 (US). All holding statements for Securities will cease to have any effect, except as evidence of entitlement to a certain number of Securities on a post-Consolidation basis.

It is the responsibility of each Security Holder to check the number of Securities held prior to disposal or exercise (as the case may be).

Effect on Beneficial Holders (i.e., Stockholders Who Hold in “Street Name”). If the proposed Reverse Stock Split is approved and effected, we intend to treat common stock held by Stockholders in “street name,” through a bank, broker, or other nominee, in the same manner as Stockholders whose shares are registered in their own names. Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their customers holding common stock in “street name.” However, these banks, brokers or other nominees may have different procedures than registered Stockholders for processing the Reverse Stock Split. If you hold shares of common stock with a bank, broker or other nominee and have any questions in this regard, you are encouraged to contact your bank, broker, or other nominee.

Glossary

In this Notice of Meeting, the following terms have the following meaning unless the context otherwise requires:

$ means Australian dollars.

General Meeting or Meeting means the meeting convened by the Notice.

ASIC means the Australian Securities and Investments Commission.

Board means the current board of Directors of the Company.

Business Day means Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other public holiday in Western Australia.

Chair means the chair of the Meeting.

Company means Locafy Limited (ACN 136 737 767).

Constitution means the constitution adopted by the Company’s shareholders by special resolution at the Company’s annual general meeting on 27 November 2019 (and as amended).

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

EST means US Eastern Standard Time.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

Listed Warrant means a listed warrant issued by the Company under ticker symbol LCFY-W on 25 March 2022.

Notice or Notice of Meeting means this notice of meeting including the Explanatory Statement and the Proxy Form.

Performance Right means rights issued under the Incentive Performance Rights Plan adopted by the Company.

Proxy Form means the proxy form accompanying the Notice.

Resolutions means the resolutions set out in the Notice of Meeting.

Section means a section of the Explanatory Statement.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Unlisted Warrant means an unlisted warrant issued by the Company on 29 March 2022.

WST means Western Standard Time, as observed in Perth, Western Australia.